Exhibit 99.1

WNS Announces Departure of COO, New Organizational Structure

NEW YORK and MUMBAI, February 15, 2023 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global Business Process Management (BPM) solutions, today announced that Mr. Gautam Barai has decided to step down as the company’s Chief Operating Officer (COO) effective May 15, 2023 to pursue other interests. Over the next three months, Gautam will help ensure a seamless transition to the company’s new organizational structure, which will become effective April 1, 2023. The new structure will feature four “Strategic Business Units” (SBU), each headed by a Chief Business Officer (CBO), and will eliminate the current COO role. The four SBUs will combine the company’s eight current verticals into logical groups while maintaining each vertical as an independent business unit and continuing to report their quarterly revenue contribution.

“We sincerely thank Gautam for his leadership and meaningful contribution to WNS’ growth and success over the past thirteen years and wish him well in his future endeavors. The company believes this new organizational structure is the right approach for our business at this point in our evolution and will help drive improved outcomes for our global clients. We expect this change to improve business synergy, enhance scalability, drive operating leverage, and create organizational depth,” said Keshav R. Murugesh, CEO.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 400 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of December 31, 2022, WNS had 57,994 professionals across 64 delivery centers worldwide including facilities in Canada, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. These statements include expressed or implied forward-looking statements relating to our new organizational structure and the expected resulting benefits. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:
David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com